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                                                      Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-36541


                                SUPPLEMENT NO. 3
                              DATED MARCH 19,1999
                              TO THE PROSPECTUS OF
                             SUN COMMUNITIES, INC.
                            DATED SEPTEMBER 26, 1997

     This Supplement No. 3 is provided for the purpose of supplementing the prospectus of Sun Communities, Inc. (the "Company"), dated September 26, 1997 (the "Prospectus"), regarding the Company's Dividend Reinvestment and Stock Purchase Plan. This Supplement No. 3 modifies and supersedes certain information contained in the Prospectus, Supplement No. 1, dated December 11, 1997, and Supplement No. 2, dated March 20, 1998. This Supplement No. 3 must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings accorded such terms in the Prospectus.

             AMENDMENT OF PLAN-SUSPENSION OF OPTIONAL CASH PAYMENT

     The Company has elected, effective December 11, 1997, to suspend the optional cash payment portion of the Plan. Until further notice from the Company (which may be given at any time or not at all at the sole discretion of the Company), OP Unitholders and holders of Common Stock will not be permitted to purchase Common Stock pursuant to the Plan by making optional cash payments. However, OP Unitholders and holders of Common Stock may continue to purchase Common Stock pursuant to the Plan by reinvesting dividends and distributions.

                        AMENDMENT OF PLAN-PARTICIPATION

     Due to costs that may be imposed on the Company as a result of certain "street name holders" such as banks, brokers, and other nominees participating in the Plan, the Company has elected, effective March 19, 1999, to amend the Plan to provide that the Company has the right to refuse to permit a broker, bank nominee, trustee, or other record holder to participate in the Plan if such participation would in the Company's judgment result in excessive cost or burden to the Company. In such instance, the beneficial holder may still participate in the Plan by requesting that his or her bank, broker or trustee have some or all of their shares registered in the stockholder's own name in order to participate directly.

     Thus, the first question and answer under the subheading "Participation" in the Plan is amended to read in its entirety as follows:

     1.  Who is eligible to enroll in the Plan?

          Any common stockholder with Common Stock registered in his or her name on the records of our agent, State Street Bank and Trust Company (the "Agent") or holder of OP Units (an "OP Unitholder"), may enroll in the Plan. If a stockholder has Common Stock registered in the name of someone else (for example, with a bank, broker or trustee), the holder may be able to arrange for that entity to handle the reinvestment of distributions. HOWEVER, THE COMPANY HAS THE RIGHT TO REFUSE TO PERMIT A BROKER, BANK NOMINEE, TRUSTEE, OR OTHER RECORD HOLDER TO PARTICIPATE IN THE PLAN IF SUCH PARTICIPATION WOULD IN THE COMPANY'S JUDGMENT RESULT IN EXCESSIVE COST OR BURDEN TO THE COMPANY. STOCKHOLDERS SHOULD CONSULT DIRECTLY WITH THE ENTITY HOLDING THEIR COMMON STOCK TO DETERMINE IF THEY CAN ENROLL IN THE PLAN. IF NOT, THE STOCKHOLDER SHOULD REQUEST HIS OR HER BANK, BROKER OR TRUSTEE TO HAVE SOME OR ALL OF THEIR SHARES REGISTERED IN THE STOCKHOLDER'S OWN NAME IN ORDER TO PARTICIPATE DIRECTLY.

          Stockholders and OP Unitholders who are citizens or residents of a country other than the United States, its territories and possessions should make certain that their participation does not violate local laws governing taxes, currency and exchange controls, stock registration, foreign investments and related matters.



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         AMENDMENT OF FORMULA FOR DETERMINATION OF SHARE PURCHASE PRICE

        The Company has elected, effective March 20, 1998, with respect to Common Stock purchased from the Company, to amend the plan to establish a minimum price equal to 95% of the high and low sale price of the Common Stock on the New York Stock Exchange Composite Tape on the applicable distribution payment date. Thus, Section 10 of the Plan is amended to read in its entirety as follows:

        10.  What is the price of shares purchased under the Plan?

                If shares are purchased from the Company, the price of such shares will be 97% of the average of the daily high and low sale prices of Common Stock on the New York Stock Exchange Composite Tape on the twelve trading days prior to the applicable distribution payment date; provided, however, in no event shall the price of such shares be less than 95% of the high and low sale price of the Common Stock on the New York Stock Exchange Composite Tape on the applicable distribution payment date. If there is no trading reported in the Common Stock on the New York Stock Exchange Composite Tape on any of such dates, the purchase price per share shall be determined by the Company on the basis of such market quotations or other means as it shall deem appropriate, provided, however, that under no circumstances will the purchase price per share be less than the present par value of the Common Stock. If shares are purchased on the open market, the price of such shares will be 97% of the average price of all shares purchased for the Plan over the period of days such purchases are made in the open market with the proceeds of the distributions and optional cash payments then being invested. No participant shall have any authority or power to direct the time or price at which Common Stock may be purchased.


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